UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9) *

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,162,515
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership, SPE Master I, LP, a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CRK Partners, LLC, a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On July 27, 2017, the Reporting Persons and Fairholme terminated their Joint Representation with respect to a potential negotiated transaction with the Issuer and its subsidiaries in connection with the Issuer’s CCAA proceedings. The Reporting Persons continue to evaluate the Issuer and its business, affairs, operations, results of operations, contracts, liabilities, properties and prospects, and the Reporting Persons may consider, evaluate and discuss potential transactions involving the Issuer or its affiliates, including, without limitation, financing transactions, purchase and sale transactions or restructuring transactions. Any of the Reporting Persons, either individually or collectively, may make proposals with respect to such transactions involving the Issuer or that may otherwise involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons also are evaluating and considering a potential sale of Shares of the Issuer in order to generate a tax loss for the Reporting Persons and their investors. There is no assurance that any of the Reporting Persons will make or pursue any such proposal or transaction or that any such proposal will result in a completed transaction.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on July 28, 2017, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	46,162,515	(1)	45.3%	23,504,516		0	23,504,516		22,657,999	(1)
RBS Partners, L.P.	46,162,515	(1)(2)	45.3%	23,504,516	(2)	0	23,504,516	(2)	22,657,999	(1)
ESL Investments, Inc.	46,162,515	(1)(3)	45.3%	23,504,516	(3)	0	23,504,516	(3)	22,657,999	(1)
Edward S. Lampert	46,162,515	(1)(4)	45.3%	46,162,515	(1)(4)	0	23,504,516	(4)	22,657,999	(1)

(1)    This number includes 22,657,999 Shares of the Issuer held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)    This number includes 23,504,516 Shares of the Issuer held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.

(3)    This number includes 23,504,516 Shares of the Issuer held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.

(4)    This number includes 23,504,516 Shares of the Issuer held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c)    There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)     Not applicable.

(e)    Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibit is amended and supplemented as follows:

Exhibit	Description of Exhibit

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to Schedule 13D filed on July 10, 2017).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on November 13, 2012).

99.3	Form of Subscription Rights Certificate (incorporated by reference to Exhibit 99.3 to Schedule 13D filed on October 17, 2014).

99.4	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.4 to Schedule 13D filed on October 28, 2014).

99.5	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.5 to Schedule 13D filed on October 28, 2014).

99.6	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.6 to Schedule 13D filed on October 28, 2014).

99.7	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.7 to Schedule 13D filed on October 28, 2014).

99.8	Joint Filing Agreement (incorporated by reference to Exhibit 99.8 to Schedule 13D filed on January 5, 2016).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to Schedule 13D filed on July 10, 2017).